UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                           ---------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1) *

                      CHANDLER INSURANCE COMPANY, LTD.
                    -----------------------------------
                              (Name of Issuer)

                       Common Stock, $1.67 Par Value
                      -------------------------------
                       (Title of Class of Securities)

                                 159057 10 8
                                --------------
                                (CUSIP Number)

                               W. Brent LaGere
                      Chandler Insurance Company, Ltd.
        1010 Manvel Avenue, Chandler, Oklahoma 74834 (405) 258-0804
        -----------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                              November 19, 1998
                            ---------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13D                       FORMS
=========================================================================
CUSIP No. 159057 10 8               13D                 Page 2 of 5 Pages
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  1     NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             W. Brent LaGere
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *       (a)  [ ]
                                                                 (b)  [ ]
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  3     SEC USE ONLY
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  4     SOURCE OF FUNDS *
             00
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
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 NUMBER OF          7     SOLE VOTING POWER                        73,388
  SHARES            -----------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
 OWNED BY           -----------------------------------------------------
   EACH             9     SOLE DISPOSITIVE POWER                   73,388
 REPORTING          -----------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            73,388
-------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *                                                  [X]
-------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
-------------------------------------------------------------------------
            1.1%
-------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON *
            IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Page 2 of 5 Pages

 ITEM 1.                     SECURITY AND ISSUER

    This Statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, $1.67 par value (the "Common Stock"), of Chandler Insurance Company, Ltd., a Cayman Islands corporation (the "Issuer"), which has its principal executive offices at Fifth Floor, Anderson Square, Grand Cayman, Cayman Islands, BWI.


ITEM 2.                    IDENTITY AND BACKGROUND

         (a) The name of the person filing this Statement is W. Brent LaGere ("LaGere").

         (b) LaGere's business address is 1010 Manvel Avenue, Chandler, Oklahoma 74834.

         (c) LaGere is the Chief Executive Officer of Chandler (U.S.A.), Inc., a company principally engaged, through subsidiaries, in the insurance business, at its principal business address listed in Item 2(b).

         (d) LaGere has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) LaGere has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except for a judgment in the amount of $1.00 in CENTRA, INC. V. CHANDLER INSURANCE COMPANY, LTD., ET. AL, Case No. CIV-92-1301-M, in the U.S. District Court for the Western District of Oklahoma, finding a violation of Section 10(b) of the Securities Exchange Act of 1934 based upon a failure by the Issuer and certain of its officers and directors, including LaGere, to disclose the applicability of the Nebraska Insurance Holding Company Act to purchasers of stock of the Issuer in a public offering. The judgment is currently being appealed.

         (f) LaGere is a citizen of the United States.


ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On November 19, 1998, LaGere's account in the Chandler (U.S.A.), Inc. 401(k) Thrift Plan (the "Plan") purchased for $517,601.42 in cash 69,652 shares of Common Stock at LaGere's direction, which shares had previously been purchased by LaGere on behalf and for the benefit of such account.


ITEM 4.                   PURPOSE OF TRANSACTION

          LaGere has no specific plans or proposals which relate to or would result in the acquisition by him of additional securities of the Issuer, or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange
Act of 1934, as amended; or any action similar to any of those enumerated above; but he reserves the right to propose or undertake or participate in any of the foregoing actions in the future. LaGere is aware of the filing by National American Insurance Company, a subsidiary of the Issuer, of a proposed Plan for Divestiture with the U.S. District Court for the District of Nebraska in NATIONAL AMERICAN INSURANCE COMPANY, ET. AL V. CENTRA, INC. ET. AL, Case No. CIV-95-3362, which would, if approved by the court, affect the Issuer's capitalization by reducing the outstanding shares.

Page 3 of 5 Pages

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER

        (a) AMOUNT BENEFICIALLY OWNED: As of November 19, 1998, LaGere was the beneficial owner of 73,388 shares of Common Stock of the Issuer, consisting of the following:

            (i)  3,736 shares owned of record; and

            (ii) 69,652 shares held in LaGere's account in the Plan.

            The number of shares of Common Stock beneficially owned by LaGere does not include the following shares, the ownership of which LaGere disclaims:

            (i)  4,687 shares owned by LaGere's mother;

            (ii) 45,000 shares owned by a corporation which is 50% owned by a trust for the benefit of LaGere's children; however, LaGere is not a trustee of such trust; and

            (iii) 348,390 shares beneficially owned by a trust for the benefit of LaGere's children of which LaGere is not a trustee.

            The shares of which LaGere disclaims beneficial ownership are not included in the calculation of the percent of Common Stock beneficially owned by him.

            To the best of LaGere's knowledge and belief, the aggregate amount of stock which he beneficially owns comprises 1.1% of the Issuer's Common Stock currently outstanding.

        (b) VOTING AND DISPOSITIVE POWER: For information on voting and dispositive power with respect to the above listed shares, excluding the 398,077 shares of which LaGere disclaims beneficial ownership, see Items 7-10 of the Cover Page.

        (c) TRANSACTIONS WITHIN THE LAST 60 DAYS: Other than as described in Item 3 above, LaGere has effected no transactions involving Common Stock within the last 60 days.

        (d) RIGHT TO RECEIVE DIVIDENDS: The Common Stock beneficially owned by LaGere includes 69,652 shares owned of record by the Plan. The trustee or trustees of the Plan, as record owner of the shares, would have the right to receive dividends from, or proceeds from the sale of, such shares.

            Except as described in the preceding paragraph, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by LaGere.

        (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                   RESPECT TO THE SECURITIES OF THE ISSUER.

        Not applicable.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

        Not applicable.

Page 4 of 5 Pages

                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 28, 1998

                                                      /s/ W. Brent LaGere
                                                      ----------------------
                                                      W. Brent LaGere
Page 5 of 5 Pages